
03054301

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) to 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONETA SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

69 Veterans Memorial Highway
(No. and Street)

Commack	New York	11725
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Eliassen — (631) 462-6944
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Eliassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moneta Securities Corp., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

President

Title

Subscribed and sworn to before me this

20th day of May 2003

Fran M. Lomonico

Notary Public

FRAN M. LOMONICO
NOTARY PUBLIC, State of New York
No. 01LO5074604
Qualified in Suffolk County
My Commission Expires Mar 17, 2007

This report* contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial position.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [X] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [X] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
MAY 23 2003
WASH. D.C.
187
SECTION

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended March 31, 2003 and 2002

TABLE OF CONTENTS

	Page No.
FACING PAGE	1
OATH OR AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	7
Statements of Cash Flows	8
Notes to Financial Statements	9
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	12-13

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moneta Securities Corp.
Commack, New York

We have audited the accompanying statements of financial condition of Moneta Securities Corp. as of March 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2003

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 9,350	$ 10,157
Commissions receivable	813	3,257
Total Current Assets	10,163	13,414
Other Deposits		
Security deposits	-0-	2,025
	$ 10,163	$ 15,439
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$ 500	$ 1,500
Income taxes payable	-0-	100
Total Current Liabilities	500	1,600
Stockholder's Equity		
Capital stock - 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained earnings (deficit)	(2,837)	1,339
	9,663	13,839
	$ 10,163	$ 15,439

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF OPERATIONS
Years ended March 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$ 63,284	$ 84,869
Expenses		
Commissions	29,160	33,400
Operating expenses	38,380	52,056
	67,540	85,456
Loss From Operations	(4,256)	(587)
Other Income	80	205
Loss Before Taxes	(4,176)	(382)
Provision for Taxes	-0-	138
Net Loss	$ (4,176)	$ (520)

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended March 31, 2003 and 2002

	2003				2002
	Capital Stock	Paid-In Capital	Retained Earnings	Total	Total
Balances at Beginning of Year	$ 5,000	$ 7,500	$ 1,339	$ 13,839	$ 14,359
Net Loss	-0-	-0-	(4,176)	(4,176)	(520)
Balances at End of Year	$ 5,000	$ 7,500	$ (2,837)	$ 9,663	$ 13,839

See notes to financial statements.

MONETA SECURITIES CORP.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years ended March 31, 2003 and 2002

2003	2002
None	None

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net Loss	$ (4,176)	$ (520)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	-0-	1,700
Decrease (Increase) in commissions receivable	2,444	(2,044)
Decrease in deposits	2,025	-0-
Decrease in accrued expenses	(1,000)	(250)
Decrease in income taxes payable	(100)	-0-
Net Cash Used by Operating Activities	(807)	(1,114)
Net Decrease in Cash	(807)	(1,114)
Cash at Beginning of Year	10,157	11,271
Cash at End of Year	$ 9,350	$ 10,157
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ -0-	$ 138

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Business Description

Moneta Securities Corp. (the "Corporation") is registered with the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the corporation is in the form of commissions received by the respective issuing investment companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). The two corporations occupy and operate out of the offices at 69 Veterans Memorial Highway, Commack, New York, under a lease to MPC.

An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the years ended March 31, 2003 and 2002, various office overhead expenses totaling $33,294 and $41,710, respectively, were allocated to the Corporation, which includes rent expense of $21,921 and $27,540, respectively.

Note 3 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity of capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2003 and 2002, the Corporation had net capital of $8,850 and $9,564, respectively, which was $3,850 and $4,564 respectively in excess of its required net capital of $5,000. The Corporation's net capital ratio was .06 to 1 for March 31, 2003 and .17 to 1 for March 31, 2002.

SUPPLEMENTARY INFORMATION

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Moneta Securities Corp.
Commack, New York

We have audited the accompanying financial statements of Moneta Securities Corp. for the years ended March 31, 2003 and 2002, and have issued our report thereon dated May 6, 2003. Our audits were made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in the schedules on the following pages are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2003

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity	$ 9,663	$ 13,839
Less:		
Non-allowable assets:		
Commissions receivable	813	2,250
Security deposits	-0-	2,025
	813	4,275
Net Capital	$ 8,850	$ 9,564
Aggregate Indebtedness		
Items included in statements of financial condition:		
Accrued expenses	$ 500	$ 1,500
Income taxes payable	-0-	100
Total Aggregate Indebtedness	$ 500	$ 1,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 3,850	$ 4,564
Ratio of aggregate indebtedness to net capital	.06 to 1	.17 to 1

Moneta Securities Corp. is in compliance with the exemptive provisions of the Securities Exchange Commission's Rule 15c3-3. Any customer transactions are cleared through the Corporation's brokers on a fully disclosed basis.

There is no material difference from the Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of March 31, 2003 and 2002) and the net capital as computed above.

See independent auditors' report on supplementary information.

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Moneta Securities Corp.
Commack, New York

In planning and performing our audits of the financial statements of Moneta Securities Corp. for the years ended March 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2003